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                               December 8, 2020

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition II Co.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
II Co.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 7,
2020
                                                            File No. 333-250937

       Dear Mr. Roth:

               We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement, we may have additional comments.

       Amendment No. 1 to Form S-1

       Warrants, page 77

   1. Please revise your discussion of the warrants to clearly describe the exclusive forum provision of your
warrant agreement filed as Exhibit 4.4 to the registration statement.
                                                        Please also describe,
here and in the risk factors section, any risks or other impacts on investors, such as
increased costs to bring a claim and that the provisions may discourage claims or limit
investors' ability to bring a claim in a judicial form they find favorable.
                                                        Finally, please state
whether or not the provision applies only to state law claims or also to
                                                        Exchange Act and/or
Securities Act claims, and address any uncertainty about
                                                        enforceability.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Gordon Roth
Roth CH Acquisition II Co.
December 8, 2020
Page 2

        You may contact William Demarest at (202) 551-3432 or Wilson Lee at
(202) 551-
3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 with any other questions.



FirstName LastNameGordon Roth                             Sincerely,
Comapany NameRoth CH Acquisition II Co.
                                                          Division of
Corporation Finance
December 8, 2020 Page 2                                   Office of Real Estate
& Construction
FirstName LastName